Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is determined using the following applicable factors:

Earnings available for fixed charges are calculated, first, by determining the sum of: (a) net profit before taxation and the Unilever Group’s share of net profit/(loss) of joint ventures and associates; (b) dividend income receivable from joint ventures and associates; and (c) fixed charges, as defined below.

Fixed charges are calculated as the sum of: (a) finance costs (both expensed and capitalized); and (b) one-third of lease costs (e.g., that portion of rental expense that is representative of the interest factor).

	Six months ended June 30,	Year ended December 31,
	2014	2013	2012	2011	2010	2009
	(€ million)
Earnings
Net profit	2,995	5,263	4,836	4,491	4,465	3,646
Add: Taxation	1,223	1,851	1,697	1,575	1,486	1,253
(Less)/Add: Share of net profit/(loss) of joint ventures and associates	(61)	(113)	(105)	(113)	(111)	(115)
Add: Dividend income receivable from joint ventures and associates	60	110	119	111	141	177
Add: Fixed charges	354	663	712	691	634	640
	4,571	7,774	7,259	6,755	6,615	5,601
Fixed charges
Finance costs	273	500	526	540	480	483
Add: One-third of lease costs	81	163	186	151	154	157
	354	663	712	691	634	640
Ratio of earnings to fixed charges (times)	12.9	11.7	10.2	9.8	10.4	8.8